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                         October 8, 2020

       Elizabeth Keiley
       General Counsel
       Entasis Therapeutics Holdings Inc.
       35 Gatehouse Drive
       Waltham, Massachusetts 02451

                                                        Re: Entasis
Therapeutics Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 5,
2020
                                                            File No. 333-249315

       Dear Ms. Keiley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact James
Young at 202-551-4679 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jack Bodner